Exhibit 3.1

[Logo State of Nevada]

DEAN HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(777) 684 5708

Website: secretaryofstate.biz

AMENDMENT TO THE CERTIFICATE OF DESIGNATION AFTER ISSUANCE OF CLASS OR SERIES (PURSUANT TO NRS 78.1955)

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

Man Sang Holdings, Inc.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series A Preferred Stock, par value $0.001 per share

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

By the deletion of Section 3. Voting Rights, in its entirety, and its replacement with the following:

“Section 3. Voting Rights. The holders of the Series A Preferred Stock shall, as a class, be entitled to such number of votes as shall constitute three million one hundred ninety-one thousand two hundred twenty-five (3,191,225) shares of Common Stock (subject to adjustment for stock splits, stock dividends, combinations, and the like upon occurrence of such event, if any) in all matters voted on by the shareholders of the Corporation and shall be further entitled to such voting rights as may be expressly required by law.”

5. Effective date of filing (optional): November 23, 2005

(must not be later than 90 days after the certificate is filed)

6. Officer Signature (Required):

MAN SANG HOLDINGS, INC.

By: /s/ CHENG Chung Hing, Ricky

CHENG Chung Hing, Ricky
Chairman of the Board, President, and Chief Executive Officer